02036326

SEC MAIL PROCESSING
RECEIVED
MAY 2 2002
WASH. D.C. 154 SECTION

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Month of April 2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

April 22, 2002

HANSON PLC COMPLETES SALE OF CONTINENTAL EUROPEAN BRICK OPERATIONS

Hanson PLC, the international building materials company, has today completed the sale of its continental European brick operations to Wienerberger AG . The terms of the sale were announced on February 19, 2002.

Inquiries:
Justin Read
Hanson PLC
+44 (0) 20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: May 1, 2002